Exhibit 99.1

Hydro One and the Independent Electricity System Operator

collaborate to support economic growth in Essex County

Building a stronger electrical grid in southwestern Ontario to support greenhouse,

industrial and residential growth in the region

Leamington, ON, November 28, 2019 – Today Hydro One Inc. (Hydro One), Ontario’s largest electricity transmission and distribution company, and the Independent Electricity System Operator (IESO) together announced major investments and key initiatives to support the growth of the greenhouse, industrial and residential sectors in Essex County. Hydro One’s multi-stage capital and maintenance investment of approximately $580 million includes new and previously announced projects expected to provide enough electricity by 2026 to supply a city the size of Ottawa, while improving local reliability.

In June, Hydro One outlined a multi-stage investment to increase the power supply to the region, including a new transmission line from Chatham to Lakeshore requested by the IESO.

Hydro One’s investments also include:

•	A transmission station in Leamington, which is now in service;

•	A second transmission station in Leamington, which is expected to be in service by year end;

•	Two stations in Lakeshore, which are currently in the planning stages;

•	Transmission equipment upgrades in Kingsville and Tecumseh; and,

•

Innovative smart technologies, such as remote switches and fault indicators, pole replacements and hazardous tree trimming to reduce the number, size and duration of distribution system power outages in Essex County.

“Our customers and the broader business community have advocated for more electricity to support economic expansion in the area. We have been listening, and have worked with the IESO to deliver more power to this community,” said Mark Poweska, President and Chief Executive Officer, Hydro One. “We are committed to Essex County and the surrounding region. Hydro One will continue to work with the IESO and engage with the local community to address its existing needs and support the success of this growing economic area.”

The IESO’s forecasts show a remarkable rate of growth in Essex County, where electricity demand is expected to triple from 2018 to 2026, due to strong agricultural growth.

“We have been actively meeting with communities in Essex County and working with Hydro One to ensure we are initiating the steps needed to ensure a reliable supply of electricity,” said Peter Gregg, President and Chief Executive Officer, IESO. “Energy efficiency and innovative solutions will also help us offset increasing demand while making electricity more affordable for businesses.”

The IESO’s Save on Energy Retrofit program can help businesses reduce monthly electricity costs through incentives to upgrade various equipment and lighting. The IESO is also inviting proposals through its Grid Innovation Fund until February 14, 2020, for innovative indoor agricultural projects that could cost-effectively reduce electricity demand during peak periods.

“A strong and reliable system is crucial in supporting growing industries and fuelling job growth,” said Greg Rickford, Minister of Energy, Northern Development and Mines. “I applaud Hydro One and the IESO for supporting business and residents here in Essex County.”

“Leamington and the surrounding area is an economic success story for Ontario. With the greenhouse sector’s historic rate of growth, we need the energy infrastructure to support our industry, so we can continue to create new jobs and support the economy,” said Peter Quiring, Chief Executive Officer, NatureFresh. “We are grateful for Hydro One and the IESO’s work to increase power supply to the region and we look forward to their ongoing support as we continue to see business growth in the southwest.”

About Hydro One Inc.:

Hydro One Inc. is a fully owned subsidiary of Hydro One Limited, Ontario’s largest electricity transmission and distribution provider with almost 1.4 million valued customers, over $25.6 billion in assets and 2018 annual revenues of over $6.1 billion. Our team of approximately 8,600 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2018, Hydro One invested almost $1.6 billion in its 30,000 circuit kilometres of high-voltage transmission and 123,000 circuit kilometres of primary distribution networks and injected approximately $1.3 billion into the economy by buying goods and services in Ontario. We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are designated as a Sustainable Electricity Company by the Canadian Electricity Association. Hydro One Limited’s common shares are listed on the Toronto Stock Exchange (TSX: H).

About the IESO

The IESO operates Ontario’s power grid 24 hours a day, 365 days a year, ensuring Ontarians receive a reliable and cost-effective source of power when and where they need it. It works with sector partners and engages with communities across Ontario to plan and prepare for the province’s electricity needs now and into the future. Visit www.ieso.ca for more information.

Forward-Looking Statements and Information

This press release may contain “forward-looking information” within the meaning of applicable securities laws. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “can”, “believe”, “seek”, “estimate”, and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

For further information:

Hydro One

Hydro One Media Relations 24 hours a day at 1-877-506-7584 (toll-free in Ontario only) or 416-345-6868. Our website is www.HydroOne.com. Follow us on facebook.com/hydrooneofficial, twitter.com/hydroone and instagram.com/hydrooneofficial.

IESO

416-506-2823

media@ieso.ca